EXHIBIT 99.1

Aptose To Release Second Quarter Ended June 30, 2017 Financial Results and Hold Conference Call on August 8, 2017

SAN DIEGO and TORONTO, Aug. 01, 2017 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (Aptose) (NASDAQ:APTO) (TSX:APS), a clinical-stage company developing highly differentiated therapeutics that target the underlying mechanisms of cancer, will release its financial results for the quarter ended June 30, 2017, on Tuesday, August 8, 2017 after the close of the market. The company intends to host a conference call the same day at 5:00 p.m. ET to discuss the financial results.

Participants can access the conference call by dialing (844) 882-7834 (North American toll free number) and (574) 990-9707 (International) and using passcode 58912011. The conference call can also be accessed here and will be available through a link on the Investor Relations section of Aptose’s website at ir.aptose.com. Please log onto the webcast at least 10 minutes prior to the start of the call to ensure time for any software downloads that may be required. An archived version of the webcast along with a transcript will be available on the company’s website for 30 days. An audio replay of the webcast will be available approximately two hours after the conclusion of the call for 7 days by dialing (855) 859-2056, using the passcode 58912011.

The press release, the financial statements and the management’s discussion and analysis for the quarter ended June 30, 2017 will be available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml

About Aptose

Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. For further information, please visit www.aptose.com.

For further information, please contact:

Aptose Biosciences Inc.
Greg Chow, CFO
647-479-9828
gchow@aptose.com

SMP Communications, Inc.
Susan Pietropaolo
845-638-6290
susan@smpcommunications.com